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Exhibit Index on Page 2

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




(Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED].
             For the fiscal year ended:  December 31, 1993

  OR

  [  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
             For the transition period from       to



Commission file number     1- 3208

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Zep Manufacturing Company Profit Sharing/401(k)
        Retirement Plan for Contract Employees


  B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

        National Service Industries, Inc.
        1420 Peachtree Street, NE
        Atlanta, Georgia 30309

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REQUIRED INFORMATION

The following documents are filed as a part of this report:

1.   Financial Statements


     Plan financial statements prepared in accordance with the financial reporting requirements of ERISA include the following:

     Report of Independent Public Accountants

     Statements of Net Assets Available for Plan Benefits as of December 31, 1993 and August 31, 1993

     Statements of Changes in Net Assets Available for Plan Benefits for the Four-Month Period Ended December 31, 1993 and the Year Ended August 31, 1993

     Notes to Financial Statements

2.   Exhibits
                                                             Sequentially
                                                               Numbered
     The following exhibit is filed with this report:            Page

     23     Consent of Arthur Andersen & Co.                      13



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Zep Manufacturing Company
                              Profit Sharing/401(k) Retirement Plan
                              for Contract Employees

Date: June 28, 1994           By:   National Service Industries, Inc.
                                    Plan Administrator

                              By:    /s/ D. Raymond Riddle
                              Name:  D. Raymond Riddle
                              Title: President and Chief Executive Officer
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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the
Zep Manufacturing Company
Profit Sharing/401(k) Retirement Plan
for Contract Employees:


We have audited the accompanying statements of net assets available for plan benefits of the ZEP MANUFACTURING COMPANY PROFIT SHARING/401(k) RETIREMENT PLAN FOR CONTRACT EMPLOYEES as of December 31, 1993 and August 31, 1993 and the related statements of changes in net assets available for plan benefits for the four-month period ended December 31, 1993 and the year ended August 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan amd perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Zep Manufacturing Company Profit Sharing/401(k) Retirement Plan for Contract Employees as of December 31, 1993 and August 31, 1993 and the changes in net assets available for plan benefits for the four-month period ended December 31, 1993 and the year ended August 31, 1993 in conformity with generally accepted accounting principles.



                                          /s/ Arthur Andersen & Co.
                                          ARTHUR ANDERSEN & CO.

Atlanta, Georgia
June 6, 1994

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                            ZEP MANUFACTURING COMPANY

                      PROFIT SHARING/401(k) RETIREMENT PLAN

                             FOR CONTRACT EMPLOYEES

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      DECEMBER 31,1993 AND AUGUST 31, 1993






                              December 31, 1993     August 31, 1993

RECEIVABLES:
  Employer                        $         0         $    17,094
  Employee                                  0               7,255
                                    ---------           ---------

     Total Receivables                      0              24,349
                                    ---------           ---------
INVESTMENTS, at market value
  (Note 1):

     NSI DC Fixed Income Fund       2,928,166           2,848,109
     NSI DC Zep Equity Fund         1,420,144           1,424,132
     NSI Common Stock                 431,064             428,961
                                   ----------          ----------
       Total Investments            4,779,374           4,701,202
                                   ----------          ----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                   $ 4,779,374         $ 4,725,551
                                    =========           =========




                     The accompanying notes are an integral
                            part of these statements.

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                            ZEP MANUFACTURING COMPANY

                      PROFIT SHARING/401(k) RETIREMENT PLAN

                             FOR CONTRACT EMPLOYEES

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                FOR THE FOUR MONTH PERIOD ENDED DECEMBER 31, 1993

                       AND THE YEAR ENDED AUGUST 31, 1993


                                       Four Month
                                      Period Ended     Year Ended
                                    December 31, 1993 August 31, 1993

CONTRIBUTIONS (Note 3):
 Employer                             $         0     $   207,419
 Employee                                  85,629          94,498
                                        ---------       ---------
                                           85,629         301,917
                                        ---------       ---------
NET GAIN FROM INVESTMENTS IN:
 NSI DC Fixed Income Fund (Note 1)         80,057         140,059
 NSI DC Zep Equity Fund (Note 1)           22,006          93,517
 NSI Common Stock (Note 1)                  2,103          25,233
 FIF Units (Note 1)                             0          70,082
 MIF Units (Note 1)                             0         102,084
                                        ---------       ---------
                                          104,166         430,975
                                        ---------       ---------
DIVIDENDS ON COMMON STOCK (Note 1)          4,402          17,327
INTEREST INCOME                                 0               9
                                        ---------       ---------
                                            4,402          17,336
                                        ---------       ---------

AMOUNTS PAID TO PARTICIPANTS             <135,835>       <130,026>
                                        ---------       ---------
TRANSFER TO ZEP I PLAN                     <4,539>              0
                                        ---------       ---------
INCREASE IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                         53,823         620,202
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT BEGINNING OF PERIOD        4,725,551       4,105,349
                                        ---------       ---------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT END OF PERIOD            $ 4,779,374     $ 4,725,551
                                        =========       =========

                     The accompanying notes are an integral
                           part of these statements.

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                            ZEP MANUFACTURING COMPANY

                      PROFIT SHARING/401(k) RETIREMENT PLAN

                             FOR CONTRACT EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

                      DECEMBER 31, 1993 AND AUGUST 31, 1993


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
      Basis of Accounting -
        The accounts of the Zep Manufacturing Company Profit Sharing/401(k)
          Retirement Plan for Contract Employees (the "Plan") of Zep Manufacturing Company (the "Company"), a division of National Service Industries, Inc. (NSI), are maintained by the trustee on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting by application of memorandum entries.

      Investment in NSI Fixed Income Fund -
        A portion of the Plan's assets were commingled in a Fixed Income Fund
          (FIF) together with the assets of certain pension and profit sharing plans of other NSI divisions. Investments of the FIF were reflected at market values determined by the custodian from publicly stated price information. These investments are subject to certain administrative guidelines and limitations as to type and amount of securities held. The net gain from investments in FIF units in the accompanying Statements of Changes in Net Assets Available for Plan Benefits reflects interest income on guaranteed investment contracts and master notes. On January 1, 1993, investments of this fund were reinvested in the NSI Defined Contribution Fixed Income Fund.

        Summarized financial information of the FIF for the period September 1, 1992 to December 31, 1992 is presented as follows:

                                                        1992

Net gain from investments in
 FIF units during the period                     $ 1,774,924
                                                   =========
Allocation to NSI plans (based on
 number of units owned):

   Zep Manufacturing Company Profit
      Sharing/401(k) Retirement Plan for
     Contract Employees                         $    70,082

   All other NSI plans                             1,704,842
                                                   ---------
      Total                                      $ 1,774,924
                                                   =========

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                                       -2-


      Investment in NSI Master Investment Fund -
        A portion of the Plan's assets were commingled in a Master Investment
          Fund (MIF) together with the assets of pension and profit sharing plans of other NSI divisions. Investments of the MIF were reflected at market values determined by the custodian from publicly stated price information. These investments are subject to certain administrative guidelines and limitations as to type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under the general MIF guidelines. On January 1, 1993 investments of this fund were reinvested in the NSI Defined Contribution Zep Equity Fund.

        Summarized financial information of the MIF for the period September 1, 1992 to December 31, 1992, is presented as follows:

                                                        1992

Interest and dividend income                    $ 3,550,017
Net realized and unrealized appreciation
 in market value of investments                   5,633,296
Investment management fees                         <278,569>
                                                  ---------
Net gain from investments in MIF
 units during the period                        $ 8,904,744
                                                  =========

Allocation to NSI plans (based on
 number of units owned):

     Zep Manufacturing Company Profit
      Sharing/401(k) Retirement Plan
      for Contract Employees                    $   102,084

     All other NSI plans                          8,802,660
                                                  ---------
          Total                                 $ 8,904,744
                                                  =========


      Investment in NSI Defined Contribution Fixed Income Fund -
        As of January 1, 1993, a portion of the Plan's assets were commingled in a Defined Contribution Fixed Income Fund (DC Fixed Income Fund) together with the assets of certain profit sharing plans of other NSI divisions. Investments of the DC Fixed Income Fund are reflected at market values determined by the custodian from publicly stated price information. These investments are subject to certain administrative guidelines and limitations as to type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under the general DC Fixed Income Fund guidelines.

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                                       -3-


        Summarized financial information of the DC Fixed Income Fund is presented as follows:

                                 September 1, 1993   January 1, 1993
                                          to                 to
                                 December 31, 1993   August 31, 1993

Interest and dividend income       $ 1,464,731        $ 2,507,338
Investment management fees              <6,775>            <5,631>
                                     ---------          ---------
Net gain from investments in the
 DC Fixed Income Fund during
 the period                        $ 1,457,956        $ 2,501,707
                                     =========          =========

Allocation to NSI plans:

 Zep Manufacturing Company Profit
   Sharing/401(k) Retirement Plan
   for Contract Employees          $    80,057        $   140,059

 All other NSI plans                 1,377,899          2,361,648
                                     ---------          ---------
   Total                           $ 1,457,956        $ 2,501,707
                                     =========          =========


DC FIXED INCOME FUND INVESTMENTS:
                                    December 31, 1993   August 31, 1993

 Guaranteed Investment Contracts     $ 36,541,338      $ 50,929,142
 Master Note                           16,618,541         1,052,739
 Cash                                      22,953             6,141
 Accrued investment income                  9,817                 0
                                       ----------        ----------
   Total investments                 $ 53,192,649      $ 51,988,022
                                       ==========        ==========

Allocation to NSI Plans (based on
 participant balances):
                              December 31, 1993     August 31, 1993
  Zep Manufacturing Company
  Profit Sharing/401(k)
  Retirement Plan for
  Contract Employees         $ 2,928,166    5.50%  $ 2,848,109    5.48%

  All other NSI Plans         50,264,483   94.50%   49,139,913   94.52%
                             -----------  ------   -----------  ------
                             $53,192,649  100.00%  $51,988,022  100.00%
                             ===========  ======   ===========  ======

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                                       -4-


      Investment in NSI Defined Contribution Zep Equity Fund -
        As of January 1, 1993, a portion of the Plan's assets were placed in the Defined Contribution Zep Equity Fund (DC Zep Equity Fund) together with the assets of Zep Manufacturing Company Profit Sharing/401(k) Retirement Plan. Investments of the DC Zep Equity Fund are reflected at market values determined by the custodian from publicly stated price information. These investments are subject to certain administrative guidelines and limitations as to type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under the general DC Zep Equity Fund guidelines.

        Summarized financial information of the DC Zep Equity Fund is presented as follows:

                                   September 1, 1993   January 1, 1993
                                            to               to
                                   December 31, 1993 August 31, 1993

Interest and dividend income         $ 405,744        $   248,921
Net realized and unrealized
  (depreciation) appreciation
  in market value of investments       <90,708>         1,137,575
Investment management fees              <4,393>            <6,340>
                                       -------          ---------
Net gain from investments in the DC
  Zep Equity Fund during the period  $ 312,623        $ 1,380,156
                                       =======          =========

Allocation to NSI plans:

   Zep Manufacturing Company Profit
      Sharing/401(k) Retirement Plan
      for Contract Employees         $  22,006        $    93,517

   Zep Manufacturing Company Profit
      Sharing/401(k) Retirement Plan   290,617          1,286,639
                                       -------          ---------
            Total                    $ 312,623        $ 1,380,156
                                       =======          =========

DC ZEP EQUITY FUND INVESTMENTS:
                                    December 31, 1993   August 31, 1993

 Common Stock                       $          0      $ 20,728,390
 Master Note                             199,058             7,119
 Receivable from Pending Sales        21,474,407                24
                                      ----------        ----------
   Total investments                $ 21,673,465      $ 20,735,533
                                      ==========        ==========

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ALLOCATION TO NSI PLANS (based on
 participant balances):
                                  December 31, 1993    August 31, 1993

    Zep Manufacturing Company
    Profit Sharing/401(k)
    Retirement Plan for
    Contract Employees          $ 1,420,144    6.55%  $  1,424,132    6.86%

    Zep Manufacturing Company
    Profit Sharing/401(k)        20,253,321   93.45%    19,311,401   93.14%
    Retirement Plan
                                -----------  ------    ----------- ------
                                $21,673,465  100.00%  $ 20,735,533  100.00%
                                ===========  ======   ============ ======


      Investment in NSI Common Stock -
        As of December 31, 1993, approximately 9% of the Plan's net assets were invested in common stock of NSI, a party-in-interest. The Plan's investment in NSI common stock was reflected at market value in the accompanying financial statements.

      Tax Status -
        The Plan has not received a favorable determination letter from the Internal Revenue Service. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan was tax-exempt as of December 31, 1993.

      Net Assets Available for Plan Benefits -
        At August 31, 1993, $26,085 of net assets available for plan benefits were allocated to accounts of participants who have withdrawn from participating in the earnings and operations of the Plan. There were no such amounts allocated at December 31, 1993.


2. TRUST AGREEMENT:
      Under a trust agreement dated September 1, 1993, as amended, Wachovia Bank of Georgia, N.A. was appointed trustee of the NSI Defined Contribution Plans Master Trust (which includes the DC Fixed Income Fund, DC Zep Equity Fund and Common Stock discussed in Note 1). Certain officers of NSI were appointed administrators of the Plan's assets together with the income derived therefrom.

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                                       -6-


      Prior to September 1, 1993, the assets of the Plan were included in the NSI General Retirement Trust (GRT). Under a trust agreement dated March 1, 1978, certain officers of NSI were appointed trustee of the GRT and were administrators of the Plan's assets and Wachovia Bank of Georgia was the custodian.

3.    PLAN DESCRIPTION:
        The following brief description of the Plan is provided for informational purposes only. Participants should refer to the Plan agreement for more complete information.

        The Plan was established as a spin-off from the Zep
          Manufacturing Company Profit Sharing Retirement Plan (the "Prior Plan") to cover all eligible hourly paid employees represented by a collective bargaining unit. The Plan is a voluntary, defined contribution plan covering all union employees of the Company, who have attained the age of 21, with at least six months of service, as defined. Participants may contribute between 1% and 10% of before-tax compensation but not to exceed $7,000 (or such larger amount as may be determined by the Secretary of Treasury) for any participant in any calendar year. Contributions are made by the Company in an amount equal to the same percentage of compensation of participants under this Plan as employer contributions to the Prior Plan bears to the total compensation of the eligible employees who are participants under the Prior Plan. The Company contributes 5% of net profits, as defined. The total of these amounts can be increased for any additional discretionary amount determined by the Board of Directors of NSI. The maximum compensation with respect to any participant for purposes of employer contributions to the Plan is $35,000.

        During December, 1993, the Plan was amended and restated to allow participant directed investments effective January 1, 1994. In addition, the Plan year end was changed from August 31 to December 31. Thus, the accompanying financial statements are for the year ended August 31, 1993 and the four month period in the short plan year ended December 31, 1993. The Plan, as amended and restated, does not permit employer contributions during the short plan year.

        Non-vested employer contributions are forfeited upon withdrawal or termination, as defined, from the Plan and are allocated to remaining participants. Vesting of employer contributions occurs on an increasing scale ranging from 20% vesting after three years of service, as defined, to 100% vesting after seven years of service. Participants are always fully vested in their individual contributions.

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        Although the Company intends for the Plan to be permanent, the Plan provides that the Company has the right to discontinue contributions or to terminate the Plan at any time. In the event of termination, each participant shall be vested with the balance of his account and his proportionate share of any future adjustments or forfeitures.